FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2003

LUND VENTURES LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

*

Interim Financial Statements for the Period Ended December 31, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND VENTURES LTD.

(Registrant)

Date:

March 4, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:

        Secretary

(Title)

LUND VENTURES LTD.

Suite 2000, Guinness Tower

Phone:  (604)-331-8772

1055 West Hastings Street

Fax:      (604) 331-8773

Vancouver, B.C. V6E 2E9

March 4, 2003

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Ventures Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Ventures Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND VENTURES LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Lund Ventures Ltd.	December 31, 2002	2003/02/19
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address n/a
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2003/02/19
Director’s Signature “James G. Stewart”	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2003/02/19

LUND VENTURES LTD.

FINANCIAL STATEMENTS

Six Months Ended December 31, 2002

(Unaudited – Prepared by Management)

LUND VENTURES LTD.

(An exploration stage company)

Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	December 31, 2002	June 30, 2002
ASSETS

Current Assets:
Cash and cash equivalents	$ 10,243	$ 6,875
Accounts receivable	12,293	765
Prepaid expenses	25,285	51,000
	47,821	58,640

Resource property	-	7,500

Fixed assets	17,175	19,387

	$ 64,996	$ 85,527
LIABILITIES & SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	$ 83,934	$ 10,936

Shareholders’ Equity:
Capital stock
Authorized
200,000,000 common shares without par value
Issued
5,630,280 common shares	7,494,876	7,494,876
Share subscriptions	10,000	-
Contributed surplus	29,000	29,000

Deficit	(7,552,814)	(7,449,285)
	(18,938)	74,591

	$ 64,996	$ 85,527

Going Concern (note 1)

Nature of Operations (note 2)

Approved by the Board

      “Chet Idziszek”               Director

                 “James G. Stewart”            Director

LUND VENTURES LTD.

(An exploration stage company)

Statements of Loss and Deficit

For the six months ended December 31

(expressed in Canadian dollars, unaudited)

	Three Months Ended December 31, 2002	Three Months Ended December 31, 2001	Six Months Ended December 31, 2002	Six Months Ended December 31, 2001

Expenses:
Audit and accounting	$ 4,961	$ 8,808	$ 8,461	$ 8,808
Depreciation	1,106	1,452	2,212	2,904
Filing fees	6,930	3,150	6,930	3,150
Interest and bank charges	29	39	82	121
Legal fees	45,724	1,926	45,724	9,718
Office	16	724	16	3,128
Rent	12,857	(97)	25,714	7,725
Shareholder information	3,431	3,634	3,431	3,884
Transfer fees	3,043	2,520	3,869	3,223
Travel and promotion	-	-	-	5,340
Wages	7,244	2,778	7,244	7,403
	85,341	24,934	103,683	55,404

Other:
Interest income	46	239	69	889
Foreign exchange (loss) gain	(144)	110	85	2,355
	(98)	349	154	3,244

Loss for the period	(85,439)	(24,585)	(103,529)	(52,160)

Deficit - Beginning of period	(7,467,375)	(7,419,032)	(7,449,285)	(7,391,457)

Deficit - End of period	$ (7,552,814)	$ (7,443,617)	$ (7,552,814)	$ (7,443,617)

Loss per share	$ (0.02)	$ (0.00)	$ (0.02)	$ (0.01)

LUND VENTURES LTD.

(An exploration stage company)

Statements of Cash Flows

For the six months ended December 31

(expressed in Canadian dollars, unaudited)

	Three Months Ended December 31, 2002	Three Months Ended December 31, 2001	Six Months Ended December 31, 2002	Six Months Ended December 31, 2001

Cash flows from operating activities:
Loss for the period	$ (85,439)	$ (24,585)	$ (103,529)	$ (52,160)
Items not affecting cash
Depreciation	1,106	1,452	2,212	2,904
Foreign Exchange	144	(110)	(85)	(2,355)

Net changes in non-cash working capital items:
Prepaid expenses and deposits	12,857	-	25,715	-
Accounts receivable	(3,772)	(8,194)	(4,028)	(8,049)
Accounts payable and accrued liabilities	69,268	(405)	72,998	(18,375)
	(5,836)	(31,842)	(6,717)	(78,035)

Cash flows from financing activity:
Proceeds from share subscription	10,000	-	10,000	-

Foreign exchange (loss) gain on cash held in foreign currency	(144)	110	85	2,355

Increase (decrease) in cash and cash equivalents	4,020	(31,732)	3,368	(75,680)

Cash and cash equivalents - Beginning of period	6,223	66,940	6,875	110,888

Cash and cash equivalents - End of period	$ 10,243	$ 35,208	$ 10,243	$ 35,208

Supplemental Cash Flow Information (note 10)

1.

Going Concern

The consolidated financial statements of Lund Ventures Ltd. (“the Company”) are prepared on the basis of accounting principles applicable to a going concern, which assume the realization of assets and satisfaction of liabilities in the normal course of business.  These financial statements do not contain the adjustments that would be necessary should the Company be unable to continue as a going concern.

As at December 31, 2002, the Company has a working capital deficit of $36,113.  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funding by way of private placement to meet its general and administrative expenditures and exploration costs on its oil and gas properties.

2.

Nature of Operations

The Company is now in the business of exploring resource properties.  The Company’s current oil and gas exploration activities are in the pre-production stage; consequently, the Company considers itself to be an exploration stage company.  The recoverability of the Company’s investments in oil and gas properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration, and future profitable commercial production or proceeds from the disposition thereof.

3.

Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2002.

4.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

5.

Resource Property

Elkhorn Prospect, Manitoba

During the year ended June 30, 2002, the Company entered into an agreement whereby it can acquire a 25% working interest in an oil and gas prospect in southwest Manitoba known as the Elkhorn Prospect.  To acquire the 25% working interest, the Company must pay $15,000 of which $7,500 has been paid and the balance of $7,500 is to be paid upon the Company’s completion of a private placement to raise not less than $100,000.  To maintain its 25% interest, the Company must bear 33.3% of all costs associated with the exploration and development of the prospect.

During the six months ended December 31, 2002, the Company terminated this agreement and has requested the $7,500 payment be refunded.  Accordingly, $7,500 has been reclassified from resource property to accounts receivable.  Although the prospect was represented to be a property of merit, the TSX Venture Exchange does not consider the prospect to be of merit for the purposes of the Company removing its inactive status.

6.

Capital Stock

The Company’s authorized share capital consists of 200,000,000 common shares without par value.

Number of Shares

Amount

Balance, June, 2002 and September 30, 2002

  5,630,280

$  7,494,876

7.

Share Subscriptions

The Company has received $10,000 in share subscriptions pursuant to a non-brokered private placement to generate proceeds of $100,000.  The private placement is expected to close sometime during the next quarter.

8.

Related Party Transactions

a)

The Company incurred the following costs with companies related by directors in common as follows:

2002

2001

   $

   $

Legal fees

44,344

9,684

Office and rent

25,714

7,725

b)

The Company has an arrangement whereby it rents office space from companies with common directors.  Included in prepaid expenses and deposits are amounts provided to these companies for a rental security deposit of $3,857 and a rent advance of $21,428 to cover rent until May 31, 2003.  The Company is currently obligated to pay rent at $4,286 per month until May 1, 2003.  The Company paid $25,714 in rental payments during the six months ended December 31, 2002.

c)

As at December 31, 2002, accounts payable and accrued liabilities include $63,591 (2001 - $nil) due to companies related by way of common directors.

9.

Segmented Information

The Company is in the business of exploring resource properties.  The Company’s current oil and gas exploration activities are in the pre-production stage, consequently, the Company considers itself to be an exploration stage company.

The Company’s fixed assets are located in Canada.

10.

Supplemental Cash Flow Information

During the six months ended December 31, 2002, the Company reclassified $7,500 from resource property to accounts receivable pursuant to the termination of the Elkhorn Prospect agreement.

SCHEDULE B

SUPPLEMENTARY INFORMATION

LUND VENTURES LTD.

FOR THE SIX MONTHS ENDED DECEMBER 31, 2002

DEFERRED RESOURCE PROPERTY EXPENDITURES

See notes to financial statements – Note 5

RELATED PARTY TRANSACTIONS

See notes to financial statements – Note 8

SECURITIES  ISSUED DURING THE SIX MONTHS ENDED DECEMBER 31, 2002

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid

No shares were issued during the six months ended December 31, 2002.

OPTIONS GRANTED DURING THE SIX MONTHS ENDED DECEMBER 31, 2002

No options were granted during the six months ended December 31, 2002.

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2002

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	200,000,000	5,630,280	$7,494,876

LUND VENTURES LTD.

FOR THE SIX MONTHS ENDED DECEMBER 31, 2002

OPTIONS AND WARRANTS OUTSTANDING AS AT DECEMBER 31, 2002

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	129,666	$0.75	March 11, 2003
Options	21,000	$0.75	October 21, 2003
Options	40,000	$0.75	November 3, 2003
Options	7,000	$0.75	February 15, 2004
Options	40,000	$1.90	June 1, 2004

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT

DECEMBER 31, 2002

Number of Shares
Escrow	Nil

LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 19, 2003

DR. ABDULLAH BASODAN

DOUGLAS BROWN

JEFFREY COCKS

CHET IDZISZEK - PRESIDENT

DAVID MALLO – VICE PRESIDENT, EXPLORATION

JAMES G. STEWART - SECRETARY

SCHEDULE C

MANAGEMENT DISCUSSIONS

LUND VENTURES LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2002

The Company is in the business of the acquisition, exploration, exploration management and sale of resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, the Company’s operations would, to some extent, be dependent on the prevailing market prices for any of the products produced by such operations.  The Company does not currently have any properties and during the period, it abandoned its interest in the Elkhorn Prospect.  During the period, the common shares of the Company were suspended from trading through the facilities of the TSX Venture Exchange for failure to meet listing requirements.  Subsequent to the end of the period, the Company entered into agreements with Hydromet Technologies Limited and Global Consultoria Mineral Ltda. to acquire, subject to regulatory approval, an interest in the Aldebarán and Rio Branco properties in Brazil as part of a plan of reactivation intended to result in the removal of the current trading suspension.  The Company is presently finalizing financing arrangements to complete its plan of reactivation.

OPERATIONS AND FINANCIAL CONDITION

At December 31, 2002, the Company had total assets of $64,996 as compared with $85,527 at June 30, 2002.  This decrease is due to general and administrative expenses incurred during the period.  At December 31, 2002, the Company had a working capital deficiency of $36,113, down from working capital of $47,704 at June 30, 2002.   The Company's largest expenditure in the three and six month periods ended December 31, 2002 was general and administrative expenses of $85,341 and 103,683, respectively.  During the three and six month periods ended December 31, 2001, the Company’s largest cash outflow was general and administrative expenses of $24,934 and $55,404, respectively.

During the three and six month periods ended December 31, 2002, the Company recorded interest income of $46 and $69, respectively and a foreign exchange loss and gain of $144 and $85, respectively.  During the three and six month periods ended December 31, 2001, the Company recorded interest income of $239 and $889, respectively, and  foreign exchange gains of $110 and $2,355, respectively.

Expenses for the three month period ended December 31, 2002 were $85,341, up from $24,934 for the three month period ended December 31, 2001 due principally to the Company’s undertaking a plan of reactivation.  The largest expense item for the three month period ended December 31, 2002 was legal fees of $45,724.  During the three month period ended December 31, 2002, the Company the Company paid or accrued a total of $57,201 to parties not at arm’s length to the Company.  These payments were comprised of rent and office costs of $12,857 and legal fees of $44,344 paid or accrued to companies with directors in common.  In addition, the Company’s current assets include a prepaid rent expense and security deposit of $25,285 which is held in trust by companies with directors in common.  The net loss for the three month period ended December 31, 2002 was $85,349 or $0.02 per share as compared with a net loss for the three month period ended December 31, 2001 of $24,585, or $0.00 per share.

Expenses for the six month period ended December 31, 2002 were $103,683, up from $55,404 for the six month period ended December 31, 2001 due principally to the Company’s undertaking a plan of reactivation.  The largest expense item for the six month period ended December 31, 2002 was legal fees of $45,724.  During the six month period ended December 31, 2002, the Company the Company paid or accrued a total of $70,058 to parties not at arm’s length to the Company.  These payments were comprised of rent of $25,714 and legal fees of $44,344 paid or accrued to companies with directors in common. The net loss for the six month period ended December 31, 2002 was $103,529 or $0.02 per share as compared with a net loss for the six month period ended December 31, 2001 of $52,160, or $0.01 per share.

CAPITAL STOCK

During the period, the Company did not issue any securities.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company  plans to explore its Aldebarán Property.  Based on its existing working capital, the Company expects to require additional financing during the upcoming fiscal year. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, event or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of the Company’s exploration of the Aldebarán Property.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.